UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


           Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)


                               Urologix, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    917273104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





 ---------------------                                      -------------------
| CUSIP No. 917273104 |               13G/A                 | Page 2 of 5 Pages|
 ----------------------                                     -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Scientific Corporation

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                     (a) [ ]
      N/A                                                            (b) [ ]

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The State of Delaware

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                5     SOLE VOTING POWER

                      587,500

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      587,500

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       587,500

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [ ]

       N/A

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       CO

--------------------------------------------------------------------------------


CUSIP No. 917273 10 4                 13G/A                   Page 3 of 5 Pages

ITEM 1(a).    NAME OF ISSUER:

              Urologix, Inc., a Minnesota corporation (the "Company")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              14405 21st Avenue North
              Minneapolis, MN  55447

ITEM 2(a).    NAME OF PERSON FILING:

              Boston Scientific Corporation

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              One Boston Scientific Place
              Natick, MA  01760-1537

ITEM 2(c).    CITIZENSHIP:

              The State of Delaware

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.01 par value per share, (the "shares")

ITEM 2(e).    CUSIP NUMBER:

              917273 10 4

CUSIP No. 917273 10 4                 13G/A                   Page 4 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable; filed pursuant to Rule 13d-1(c)

ITEM 4.    OWNERSHIP:

     (a)    Amount beneficially owned:  587,500 shares
     (b)    Percent of class:  5.4%(2)
     (c)    Number of shares as to which such person has:
             (i)    Sole Power to vote or to direct the vote:  587,500 shares
             (ii)   Shared power to vote or to direct the vote:  0 shares
             (iii)  Sole power to dispose or to direct the disposition of:
                    587,500 shares
             (iv)   Shared power to dispose or to direct the disposition of:
                    0 shares

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON:

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
           HOLDING COMPANY:

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.



--------------------
(2) Pursuant to Rule 13d-1(e), the Reporting Person is relying on the Form 424B4 filed by the Issuer on November 14, 1997, indicating a total of 10,841,696 shares outstanding.


CUSIP No. 917273 10 4                 13G/A                   Page 5 of 5 Pages


ITEM 10.   CERTIFICATION:

           Not applicable.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 12, 1998
                                       -----------------
                                                (Date)


                                       By: /s/ Lawrence J. Knopf
                                       -------------------------
                                       Name:   Lawrence J. Knopf
                                       Title:  Vice-President and
                                               Assistant General Counsel